UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2008

Commission File Number: 000-50984

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza Building

10 Middle Jiuxianqiao Road

Chaoyang District

Beijing 100016, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X    .            Form 40-F              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                  No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                  No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X    .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On November 27, 2008 (Beijing time), eLong, Inc. (the “Company”) issued a press release regarding its third quarter 2008 unaudited financial results. The Company’s press release is furnished as Exhibit 99.1. In addition, on November 27, 2008 (Beijing time), the Company’s management team hosted a conference call to discuss the press release.

The information herein and in the press releases is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such filing.

Any statements contained in this document and any exhibits hereto concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s operating losses, declines or disruptions in the travel industry, the international financial crisis, slowdown in the PRC economy, the recurrence of SARS, an outbreak of bird flu or other disease, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to continue timely compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, fluctuations in the value of the Chinese currency, changes in eLong’s management team and other key personnel, changes in third-party distribution partner relationships and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. eLong is not under any obligation and does not intend to publicly update or review any of these forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibits.

99.1	Press Release issued by the Company on November 27, 2008 (Beijing Time): “eLong, Inc. Reports Third Quarter 2008 Unaudited Financial Results.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: November 27, 2008	ELONG, INC.

	By:	/s/ Chris Chan
	Name:	Chris Chan
	Title:	Chief Financial Officer

eLong, Inc. Reports Third Quarter 2008 Unaudited Financial Results

BEIJING, China – November 27, 2008 – eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, today reported unaudited financial results for the third quarter ended September 30, 2008.

Highlights

•	Total gross revenues increased 7% year-on-year to RMB90.0 million and net revenues increased 6% year-on-year to RMB84.1 million.

•	Travel revenues before business tax and surcharges comprised of hotel, air and other travel product and service revenues increased 6% year-on-year to RMB85.4 million.

Travel revenues before business tax and surcharges by product were as follows (figures in RMB 000’s; some numbers may not add due to rounding):

	Q3 2008	% Total	Q3 2007	% Total	Y/Y Growth
Hotel commissions	65,152	77%	64,417	80%	1%
Air ticketing commissions	19,929	23%	15,585	19%	28%
Other travel revenue	306	—	869	1%	-65%

Total travel revenue	85,387	100%	80,871	100%	6%

•	Operating loss increased year-on-year by RMB10.6 million to RMB19.9 million, driven primarily by greater service development, and sales and marketing expenses.

•

Net loss from continuing operations increased year-on-year by RMB8.1 million to RMB15.5 million, driven primarily by greater service development, and sales and marketing expenses, and a RMB8.1 million decrease in interest income offset by a RMB8.7 million decrease in foreign currency exchange losses when compared to the prior year quarter.

•	Cash, cash equivalents and short-term investment as of September 30, 2008 were RMB1.02 billion (USD$150.5 million).

•	From the commencement of the Company’s share buyback program in March through November 25, 2008, the Company repurchased 1,811,222 ADS at a cost of USD$13.7 million.

“We achieved several key milestones in the third quarter including improving the call centre service to the highest standard in the China online travel industry and the continuous improvement of the online booking experience” said Guangfu Cui, Chief Executive Officer of eLong. “Although we expect the near term environment to be challenging, we believe we are making the right strategic moves and we will continue to set our company on a path to long-term growth.”

“In light of the current environment, we intend to balance prudent expense management against investments for growth in 2009, and are taking steps to streamline our costs,” said Chris Chan, Chief Financial Officer of eLong. “We believe that our increased but focused investment in marketing, technology, and our product competitiveness will pay off over time while the reduced cost base relative to the business growth opportunity will help protect the bottom line and drive a higher efficiency.”

Business Results

Hotel

Hotel commissions increased 1% for the third quarter of 2008 when compared to the prior year quarter, primarily due to higher room volume which was offset by lower commission per room night. Room nights booked through eLong increased 4% year-on-year to 1,050,000, while commission per room night of RMB62 was lower than the commission per room night of RMB 64 in the prior year quarter.

Air

Air ticketing commissions increased 28% for the third quarter of 2008, driven by a 31% year-on-year increase in air segments to 484,000, and an increase of 66 basis points in the average percent commission to 5.4%, offset partially by a lower average ticket price, which decreased by 14% to RMB764 when compared to the prior year quarter.

Profitability

Gross margin in the third quarter was 71% compared to 74% in the prior year quarter driven primarily by the higher growth of lower margin air revenue relative to hotel revenue and the lower average ticket price compared to the prior year quarter.

Operating expenses for the third quarter of 2008 and 2007 were as follows (figures in RMB 000’s; some numbers may not add due to rounding):

	Q3 2008	% Net Revenues	Q3 2007	% Net Revenues	Y/Y Growth
Service development	14,155	17%	12,196	15%	16%
Sales and marketing	50,654	60%	36,858	47%	37%
General and administrative	13,849	16%	18,277	23%	-24%
Amortization of intangibles	217	—	265	—	-18%
Write-down of property and equipment and intangibles	510	1%	—	—	—

Total operating expenses	79,385	94%	67,596	85%	17%

Total operating expenses increased 17% for the third quarter of 2008 compared to the third quarter of 2007. Operating expenses were 94% of net revenues, an increase of 9 percentage points compared to the prior year quarter.

Service development expense is composed of expenses related to technology and our product offering, including our website, platforms and other related system development. Service development expense increased 16% over the prior year quarter, mainly driven by increased investment in platform enhancements. Service development expense increased by 141 basis points to 17% of net revenues when compared to the same quarter last year.

Sales and marketing expense for the third quarter 2008 increased 37% over the prior year quarter, mainly driven by the brand awareness and consumer promotion marketing campaign which began in July, higher sales commissions, and increased online marketing expense. Sales and marketing expense increased by 13 percentage points to 60% of net revenues when compared to the same quarter last year.

General and administrative expense for the third quarter 2008 decreased 24% over the prior year quarter, mainly driven by decreases in external consulting fees. General and administrative expense as a percentage of net revenues, decreased by 7 percentage points year-on-year, to 16% in the third quarter.

Other income, which represents interest income, foreign exchange losses and other income/expense, was RMB1.4 million in the third quarter of 2008, primarily due to interest income of RMB6.3 million in the third quarter of 2008. This interest income was offset by the foreign currency exchange loss of RMB5.0 million resulting from the appreciation of the Renminbi against the US dollar during the quarter.

Net loss for the third quarter 2008 increased by RMB8.1 million over the prior year quarter to RMB15.5 million.

Our basic and diluted loss per ADS for the third quarter of 2008 was RMB0.62 compared to a basic and diluted loss per ADS of RMB0.30 in the prior year quarter.

Business Outlook

eLong expects net revenues, net of business tax and surcharges, for the fourth quarter of 2008 to be within the range of RMB83 million to RMB92 million, or an increase of 1% to 12% compared to the fourth quarter of 2007.

Notes to the Unaudited Interim Consolidated Financial Statements

To supplement the financial measures calculated in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes certain non-GAAP financial measures including basic loss per ADS, diluted loss per ADS, share-based compensation charges and unrealized foreign exchange losses. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s operating losses, declines or disruptions in the travel industry, the international financial crisis, slowdown in the PRC economy, the recurrence of SARS, an outbreak of bird flu or other disease, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to continue timely compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, fluctuations in the value of the Chinese currency, changes in eLong’s management team and other key personnel, changes in third-party distribution partner relationships and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Conference Call

eLong will host a conference call to discuss its third quarter 2008 earnings on November 27, 2008, 8:00 AM Beijing local time (November 26, 2008, 7 PM EST). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-800-365-8460. The dial-in number for Hong Kong participants is +852-2258-4000. International participants can dial +1-210-795-0492. Pass code: eLong.

A replay of the call will be available for one day between 8:30 pm Eastern Time on November 26, 2008 and 8:30 am Eastern Time on November 27, 2008. The toll-free number for U.S. callers is +1-800-395-8064; the Hong Kong dial in number is +852-2802- 5151, and the dial-in number for international callers is +1-203-369-4627. The pass code for the replay is 759460.

Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://www.elong.net/AboutUs/conference.html for three months.

About eLong, Inc.

eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China. eLong uses web-based distribution technologies and a 24-hour call center to provide consumers with access to travel reservation services. Aiming to enrich people’s lives through the freedom of independent travel, eLong empowers consumers to make informed such as maps, virtual tours and user ratings. eLong has the capacity to fulfill air ticket reservations in over 80 major cities across China. In addition to a wide selection of thousands of hotels in China and in the Greater China region, eLong offers consumers the ability to make bookings at international hotels in more than 100 countries worldwide.

eLong operates websites including http://www.elong.com and http://www.elong.net.

For further information:

eLong, Inc.
Investor Relations ir@corp.elong.com
+86-10-6436-7570

eLong, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended				Nine Months Ended
	Sep. 30, 2007	Jun. 30, 2008	Sep. 30, 2008	Sep. 30, 2008	Sep. 30, 2007	Sep. 30, 2008	Sep. 30, 2008
	RMB	RMB	RMB	USD	RMB	RMB	USD
Revenues:
Hotel commissions	64,417	63,158	65,152	9,595	173,458	185,544	27,327
Air ticketing commissions	15,585	18,329	19,929	2,935	41,484	57,890	8,526
Other travel revenue	869	113	306	45	4,346	1,210	178

Travel	80,871	81,600	85,387	12,575	219,288	244,644	36,031
Other	2,991	4,384	4,603	678	8,286	12,779	1,882

Gross revenues	83,862	85,984	89,990	13,253	227,574	257,423	37,913

Business tax and surcharges	(4,776)	(5,170)	(5,887)	(867)	(12,477)	(15,810)	(2,328)

Net revenues	79,086	80,814	84,103	12,386	215,097	241,613	35,585

Cost of services	(20,807)	(23,192)	(24,628)	(3,627)	(59,209)	(71,523)	(10,534)

Gross profit	58,279	57,622	59,475	8,759	155,888	170,090	25,051

Operating expenses:
Service development	(12,196)	(13,331)	(14,155)	(2,085)	(35,049)	(40,183)	(5,918)
Sales and marketing	(36,858)	(38,867)	(50,654)	(7,460)	(93,188)	(118,429)	(17,442)
General and administrative	(18,277)	(12,994)	(13,849)	(2,040)	(43,005)	(41,620)	(6,130)
Amortization of intangibles	(265)	(217)	(217)	(32)	(795)	(652)	(96)
Write-down of property and equipment and intangibles	—	(121)	(510)	(75)	(526)	(632)	(93)

Total operating expenses	(67,596)	(65,530)	(79,385)	(11,692)	(172,563)	(201,516)	(29,679)

Income/(loss) from operations	(9,317)	(7,908)	(19,910)	(2,933)	(16,675)	(31,426)	(4,628)
Other income(loss)	1,055	(13,067)	1,402	207	4,330	(39,912)	(5,878)
Loss from continuing operations before income tax expense	(8,262)	(20,975)	(18,508)	(2,726)	(12,345)	(71,338)	(10,506)
Income tax benefit(expense)	861	721	2,963	436	2,242	2,945	434

Loss from continuing operations	(7,401)	(20,254)	(15,545)	(2,290)	(10,103)	(68,393)	(10,072)
Discontinued operations:
Income from discontinued operations	—	—	—	—	112	—	—
Income tax expense of discontinued operations	—	—	—	—	(8)	—	—
Total discontinued operations	—	—	—	—	104	—	—

Net loss	(7,401)	(20,254)	(15,545)	(2,290)	(9,999)	(68,393)	(10,072)

Basic loss per share	(0.15)	(0.40)	(0.31)	(0.046)	(0.20)	(1.36)	(0.200)
Diluted loss per share	(0.15)	(0.40)	(0.31)	(0.046)	(0.20)	(1.36)	(0.200)

Basic loss per ADS	(0.30)	(0.80)	(0.62)	(0.092)	(0.40)	(2.72)	(0.400)
Diluted loss per ADS	(0.30)	(0.80)	(0.62)	(0.092)	(0.40)	(2.72)	(0.400)

Shares used in computing basic net loss per share	50,766	50,568	49,610	49,610	50,728	50,358	50,358
Shares used in computing diluted net loss per share	50,766	50,568	49,610	49,610	50,728	50,358	50,358

Note that 1ADS = 2 shares

Share-based compensation charges included are as follows:	3,012	1,817	2,428	358	7,541	6,600	972
Cost of services	89	81	179	26	139	403	59

Service development	901	625	684	101	2,146	2,283	336
Sales and marketing	354	292	338	50	638	1,123	165
General and administrative	1,668	819	1,227	181	4,618	2,791	412

Un-realized foreign exchange losses	13,696	19,913	4,996	736	38,730	62,804	9,250

Note 1: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00=RMB6.7899 on September 30, 2008, USD1.00=RMB6.8591 on June 30, 2008 and USD1.00 = RMB7.4928 on September 30, 2007 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S.dollars at that rate on the reporting dates.

eLong, Inc.

UNAUDITED CONDENSED CONSOLIDATED SUMMARY BALANCE SHEET DATA

(IN THOUSANDS)

	Dec. 31, 2007	Sep. 30, 2008	Sep. 30, 2008
	RMB	RMB	US$
ASSETS
Current assets:
Cash, cash equivalents and short-term investment	1,157,567	1,021,663	150,468
Restricted assets	11,274	—	—
Accounts receivable, net	41,138	57,736	8,503
Due from related parties	1,502	401	59
Prepaid expenses and other current assets	15,645	27,589	4,064

Total current assets	1,227,126	1,107,389	163,094
Property and equipment, net	43,962	53,829	7,928
Goodwill	30,000	30,000	4,418
Intangible assets, net	2,192	1,541	227
Other non-current assets	28,966	32,220	4,745

Total assets	1,332,246	1,224,979	180,412

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	57,957	58,877	8,671
Income taxes payable	1,238	(710)	(105)
Due to related parties	5,107	8,175	1,204
Accrued expenses and other current liabilities	83,233	92,535	13,629

Total current liabilities	147,535	158,877	23,399
Other long-term liabilities	—	481	71
Deferred income taxes	100	100	15

Total liabilities	147,635	159,458	23,485

Shareholders’ equity
Ordinary shares	4,208	4,219	621
Treasury Stock	—	(57,772)	(8,508)

Additional paid-in capital	1,308,047	1,315,111	193,686

Accumulated deficit	(127,644)	(196,037)	(28,872)

Total shareholders’ equity	1,184,611	1,065,521	156,927

Total liabilities and shareholders’ equity	1,332,246	1,224,979	180,412